Exhibit 99.1

Itaú Unibanco Holding S.A. 2020 Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2020

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2020, 12/31/2019 and 12/31/2018.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	06/10/2021

Historical resubmission Version Reasons for resubmission Date of update V2 Updated items: 3.3, 10.3, 12.12, 15.7, 17.1 and 17.5. 06/02/2021 V3 Updated items: 4.1 and 12.12 06/10/2021

ITEM 4. RISK FACTORS 4.1. Describe risk factors that may influence an investment decision, particularly those related to: This section addresses the risks we consider material to our business and an investment in our securities. Should any of the following risks actually occur, our business and financial condition, as well as the value of any investments made in our securities, will be adversely affected. Accordingly, investors should carefully assess the risk factors described below and the information disclosed in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we currently deem immaterial or that are currently not known to us may also adversely affect us. a) The Issuer Credit risk factor We may incur losses associated with counterparty exposure risks, including the Brazilian federal government. We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2020, approximately 20.9% of all our assets and 67.5% of our securities portfolio were comprised of these public debt securities. We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. As an example, an eventual failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value could negatively affect our results in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in countries in which we operate. This counterparty risk may also arise from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Their failure to meet their contractual obligations may adversely affect our financial performance. A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitive position. Credit ratings represent the opinions of independent rating agencies regarding our ability to repay our indebtedness and affect the cost and other terms upon which we are able to obtain funding. Each of the rating agencies reviews its ratings and rating methodologies on a periodic basis and may decide on a grade change at any time, based on factors that affect our financial strength, such as liquidity, capitalization, asset quality and profitability or due to a downgrade of the Brazilian sovereign rating. Under the criteria utilized by the rating agencies, ratings assigned to Brazilian financial institutions, including Itaú Unibanco are constrained by the grades assigned to the Brazilian sovereign. Events that are not subject to our control, such as economic or political crises, may lead to a downgrade of the Brazilian sovereign rating and a corresponding downgrade of the ratings assigned to Itaú Unibanco. Credit ratings are essential to our capability to raise capital and funding through the issuance of debt and to the cost of such financing. A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our operations, income and risk weighting. This may affect net earnings, capital requirements and return on capital levels, causing a negative impact on our competitive position. Additionally, if our credit ratings were to be downgraded, rating trigger clauses that may be part of our financing agreements with other institutions could result in an immediate need to deliver additional collateral to counterparties or taking other actions under some of our derivative contracts, adversely affecting our interest margins and results of operations. Thus, a failure to maintain favorable ratings and outlooks can affect the cost and availability of our financing through the capital markets and other sources of financing, affecting our interest margins and capacity to operate.

Changes or uncertainty in base interest rates could adversely affect us. A significant portion of our business is conducted in Brazil, where the Central Bank’s Monetary Policy Committee (Comitê de Política Monetária), or the COPOM, establishes the target base interest rate for the Brazilian economy (the “SELIC Rate”), and uses changes in this rate as an instrument of monetary policy. The SELIC Rate is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government and traded on the SELIC System operated by the Central Bank. In recent years, the SELIC Rate, has fluctuated significantly reflecting the corresponding volatility in the macroeconomic scenario and inflationary environment. During 2015 and 2016, as a result of increased prospects of inflation and macroeconomic instability, the COPOM increased the SELIC Rate, reaching 14.25% and 13.75% as of December 31, 2015 and December 31, 2016, respectively. In the following years, as a result of the widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy and anchored inflation expectations, the Central Bank started a monetary easing cycle and the COPOM has reduced the SELIC Rate. As of December 31, 2017, and December 31, 2018, the SELIC Rate was 7.00% and 6.50%, respectively. As of December 31, 2019, and December 31, 2020, the SELIC Rate was 4.5% and 2.0%, respectively, reflecting historical lows. As of the date of the filing of this Reference Form, the SELIC rate was 3.5%. We may face challenges associated with IBOR transition A significant portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies. In addition, various interbank offered rates which are deemed to be “benchmarks” (the “IBORs”, including LIBOR and EURIBOR) are the subject of recent international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented, including the majority of the provisions of the EU Benchmark Regulation (Regulation (EU) 2016/1011) as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (together, the “Benchmarks Regulations”). In particular, the U.K. Financial Conduct Authority (“FCA”) announced that the FCA will no longer oblige banks to contribute to the calculation of LIBOR after the end of 2021. In addition, on March 5, 2021, the FCA confirmed that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings and immediately after June 30, 2023, in the case of the remaining US dollar settings. These announcements indicate that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021. The cessation of LIBOR for various currencies at the end of 2021 (and in 2023 for certain tenors of U.S. Dollar LIBOR) will also result in replacement rates being used more widely, including in the instruments documenting certain of our financial obligations. For example, in the U.S., a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, called the Alternative Reference Rate Committee (“ARRC”) and comprised of a diverse set of private sector entities, has identified the Secured Overnight Financing Rate (or “SOFR”) as its preferred alternative rate for the USD LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have begun entering into transactions where interest is determined based on SOFR or plan to do so during the course of 2021, as recommended by ARRC and certain regulators. Additionally, many financial contracts, including some which govern our financial obligations, include replacement alternatives for LIBOR upon the cessation of LIBOR. It is possible that some U.S. lenders will elect to use alternative rates other than SOFR. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies. In addition, on November 29, 2017, the Bank of England and the FCA announced that, as of January 2018, its working group on Sterling risk free rates has been mandated with implementing a broad-based transition to the Sterling Overnight Index Average (“SONIA”) over the next four years across sterling bond, loan and derivative markets so that SONIA is established as the primary sterling interest rate benchmark by the end of 2021. On September 21, 2017, the European Central Bank announced that it would be part of a new working group tasked with the identification and adoption of a “risk free overnight rate” which can serve as a basis for an alternative to current benchmarks used in a variety of financial instruments and contracts in the euro area. On September 13, 2018, the working group on Euro risk-free rates recommended the new Euro short-term rate (“€STR”) as the new risk-free rate for the euro area. The €STR was published for the first time on October 2, 2019. Although EURIBOR has been reformed in order to comply with the terms of the Benchmark Regulation, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark. This and other reforms may cause IBORs to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduce a number of risks for us including legal risks arising from potential changes required to documentation for new and existing transactions, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates and hedging mismatch, pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments, operational risks arising from the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes, and commercial risks arising from the potential impact of communication with customers and engagement during the transition period. Accordingly, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. Operational risk factor We face risks relating to our operations. Operational risks, which may arise from errors in the performance of our processes, the conduct of our employees, instability, malfunction or outage of our IT system and infrastructure, or loss of business continuity, or comparable issues with respect to our vendors, may disrupt our businesses and lead to material losses. We face operational risk arising from errors, accidental or premeditated, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. The occurrence of any of these risks may adversely affect our business, financial results and reputations. We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Additionally, we rely on third-party services. All these factors may adversely affect us. Due to the high volume of daily processing, we are dependent on technology and management of information, which exposes us to eventual unavailability of systems and infrastructure such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. We manage and store certain proprietary information and sensitive or confidential data relating to our clients and to our operations. We may be subject to breaches of the information technology systems we use for these purposes, as well as the theft of technology and intellectual property. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events outside of our control. Despite the contingency plans we have in place, our ability to conduct business in any of these locations may be adversely impacted by a disruption to the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems and result in data leakage. Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, interventions, reimbursements and other indemnity costs. Ethical misconduct and noncompliance – ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation too, and could result in litigation, regulatory action and penalties. All of which may have a material adverse effect on our business, reputation and results of operations. Operational risk also includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by us. Additionally, we have essential other services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies. Impacts on the provision of these services, caused by these companies due to the lack of supply or the poor quality of the contracted services, can affect the conduct of our business as well as our clients. We also rely in certain limited capacities on third-party data management providers whose possible security problems and security vulnerabilities may have similar effects on us. As a result of the COVID-19 pandemic, we have rapidly increased the number of employees working remotely. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

Failure to protect personal information could adversely affect us. We manage and hold confidential personal information of clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions as well as damage that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and reputational or financial harm. In addition, we may be required to report events related to cybersecurity issues, events where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We face various cybersecurity risks, including but not limited to: penetration of our information technology systems and platforms, by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential client and/or proprietary data by persons inside or outside of our organization, and cyberattacks causing systems degradation or service unavailability that may result in business losses. Although we have procedures and controls to safeguard our information technology systems and platforms, we are subject to cybersecurity risks. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We define cyberattack as any type of offensive maneuver employed by states, nations, individuals, groups or organizations that targets computer information systems, infrastructure, networks and/or personal devices, using varied means, such as denial of service, malware and phishing, for the purpose of stealing, altering or destroying a specific target by hacking into a technological susceptible system. Cyberattacks can range from the installation of viruses on a personal computer to attempts to destroy the infrastructure of entire nations. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction. A successful cyberattack may result in unavailability of our services, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as significant levels of liquid assets (including cash) as well as damage to our image, directly affecting our customers and partners. In addition, cyberattacks could give rise to the disabling of our information technology systems used to service our clients. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of client compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be subject to cyber-attacks against critical infrastructures of Brazil or of the other countries where we operate. Our information technology systems are dependent on such critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our clients. In 2020, due to the COVID-19 pandemic, there was a significant increase in employees working from home, which led to a change in the tactics used by cyber criminals to perform attacks, mostly exploiting the fears of people to try to steal data or compromise the technological environment. Due to the new profile of risks, we reinforced our measures to block fraudulent e-mails and to takedown malicious websites, ensuring that workstations are protected by antimalware and only have connectivity to our VPN (Virtual Private Network). We also help third parties to adapt their infrastructure to work securely from home. There are also requirements related to the information security process, such as the Brazilian General Personal Data Protect Act (LGPD), CVM Instruction No. 612/2019 and CMN Resolution No. 4,658/2018, that we agree on their importance to keep cyber risks mitigated and the related controls are continuous monitored to ensure effectiveness as any failure to comply with these regulatory requirements could adversely affect us.

The loss of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us. Our ability to maintain our competitive position and implement our strategy depends on our senior management. The loss of some of the members of our senior management, or our inability to maintain and attract additional personnel, could have a material adverse effect on our operations and our ability to implement our strategy. Our performance and success are largely dependent on the talents and efforts of highly skilled individuals. Talent attraction and retention is one of the key pillars for supporting the results of our organization, which is focused on client satisfaction and sustainable performance. Our ability to attract, develop, motivate and retain the right number of appropriately qualified people is critical to our performance and ability to thrive globally. Concurrently, we face the challenge to provide a new experience to employees, so that we are able to attract and retain highly-qualified professionals who value environments offering equal opportunities and who wish to build up their careers in dynamic, cooperative workplaces, which encourage diversity and meritocracy and are up to date with new work models. Also, our current business scenario demands not only a careful look at traditional careers, but also at new career paths that are indispensable for our future. Our performance could be adversely affected if we are unable to attract, retain and motivate key talent. As we are highly dependent on the technical skills of our personnel, including successors to crucial leadership positions, as well as their relationships with clients, the loss of key components of our workforce (particularly to emerging competitors, such as start-ups and fintechs), could make it difficult to compete, grow and manage the business. A loss of such expertise could adversely affect our financial performance, future prospects and competitive position. Misconduct of our employees or representatives may adversely affect us. Our business is based on institutional principles (“Our Way”), among which are “it’s only good for us if it’s good for the client” and “ethics are non-negotiable”. However, part of the customer relationship depends on direct interaction with our employees or representatives. We cannot assure you that our individual employees will always comply with our internal policies and that our internal procedures will effectively monitor and identify misbehavior. Deviations in behavior such as inappropriate sales practices and improper use of information may occur. These risks can give rise to customer attrition, need of compensation or reimbursements, litigation and, according to its extension, may expose the institution to reputation risk, financial and credibility losses with the market and regulators. We may not be able to prevent our officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us. We are subject to Brazilian anticorruption legislation, and similarly-focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation (mainly Brazilian Law No. 12,846/2013 – Lei Anticorrupção Brasileira), require us, among other things, the maintenance of policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. Unauthorized actions by our officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects. We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units. We operate in various jurisdictions outside of Brazil through branches, subsidiaries and affiliates, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand; more restrictive or inconsistent government regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; and difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently As we expand into these and additional markets these risks could be more significant and have the potential to have an adverse impact on us. Liquidity risk factor We face risks relating to liquidity of our capital resources. Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank. Our capacity and cost of funding may be impacted by a number of factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market’s perception of us. In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may find ourselves obliged to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant negative goodwill on assets, which will impact the bank’s results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding. Market Risk Factor The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses. Market risk is the risk of losses due to movements in financial market prices. The securities and derivative financial instruments in our portfolio may cause us to record gains and losses, when sold or marked to market (in the case of trading securities), and may fluctuate considerably from period to period due to domestic and international economic conditions. In addition, we may incur losses from fluctuations in the market value of positions held, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment portfolio may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods. We may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or in any assets of such portfolio.

Hedge Risk Factor Our hedge strategy may not be able to prevent losses. We use diverse instruments and strategies to hedge our exposures to a number of risks associated with our business, but we may incur losses if such hedges are not effective. We may not be able to hedge our positions, or do so only partially, or we may not have the desired effectiveness to mitigate our exposure to the diverse risks and market in which we are involved. Any of these scenarios may adversely affect our business and financial results. Underwriting Risk Factor Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us. Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations. Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether our assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us. Management Risk Factor Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses. Our risk management methods, procedures and policies, including our statistical models and tools for risk measurement, such as value at risk, or VaR, for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures, for example, could arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and on our ability to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

Strategy Risk Factor Our business strategy may not provide us the results we expect. Our strategy and challenges are determined by management based on related assumptions, such as the future economic environment, and the regulatory, political and social scenarios in the regions in which we operate. These assumptions are subject to inaccuracies and risks that might not be identified or anticipated. Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement strategies, as well as to achieve the results and benefits expected therefrom, which might give rise to financial losses and reduce the value creation to our stockholders. Additionally, factors beyond our control, such as, but not limited to, economic and market conditions, changes in laws and regulations, including regulations limiting fees or interest rates and fostering an increasingly competitive scenario, and other risk factors stated in this annual report may make it difficult or impossible to implement fully or partially our business model and also our achieving the results and benefits expected from our business plan. Adverse changes to the political and economic scenario in Latin America may affect some of the challenges we have taken on, such as the internationalization of our business, since our strategy to strengthen our position in other countries is also dependent on the respective economic performance of these countries. The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us. As part of our growth strategy in the Brazilian and Latin American financial sector, we have engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further such transactions in the future. Until we have signed a definitive agreement, we usually do not comment publicly on possible acquisitions. When we do announce, our stock price may fall depending on the size of the acquisition. Even though we review the companies we plan to acquire, it is generally not viable for these reviews to be complete in all respects. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating systems, finance, accounting and personnel platforms, failure in diligence or the occurrence of unanticipated contingencies, as well as the breach of the transaction agreements by counterparties. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from such transactions in a timely manner, on a cost-effective basis or at all. There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or impose fines or sanctions due to the interpretation by the authorities of irregularities with respect to a corporate merger, consolidation or acquisition. If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected. Reputational Risk Factor Damage to our reputation could harm our business and outlook. We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and thirdparty failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. If we are unable, or are perceived unable, to properly address these issues we may be subject to penalties, fines, class actions, and regulatory investigations, among others. Damages to our reputation among clients, investors and other stakeholders may have a material adverse effect on our business, financial performance and prospects.

Financial Reporting Risks Factor We make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our operating results. In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected. As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or fraud may occur and not be detected. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or furnish to the SEC under the Exchange Act is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Any failure by us to maintain effective internal control over financial reporting may adversely affect investor confidence in our company and, as a result, the value of investments in our securities. We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent auditors attesting to such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict our future access to the capital markets. We adopt Brazilian accounting standards and managerial disclosures that differ from foreign standards, including from the U.S., with which U.S. stockholders are familiar. For regulatory purposes, we prepare and make available consolidated financial statements under IFRS issued by IASB and under the Brazilian GAAP, which may differ from US GAAP in a number of ways. We use Brazilian GAAP for filing with the Brazilian Securities and Exchange Commission (“CVM”) and for calculation of payment of dividends and tax liabilities. Furthermore, we disclose quarterly reports on managerial financial information not required in other countries. U.S. investors may be unfamiliar with these different accounting standards and managerial disclosures adopted by us. Concentration Risk Factor We face risks related to market concentration. Concentration risk is the risk associated with potentially high financial losses triggered by significant exposure to a particular component of risk, whether it be related to a particular counterparty, industry, geographic region, mitigating instruments, index or currency. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, to businesses segments or credit products, or to financial instruments that depend on the same index or currency. We believe that failure to diversify transactions with respect to a particular risk factor could generate material financial loss for us.

Competition Risk Factor We face risks associated with the increasingly competitive environment, and recent consolidations in the Brazilian banking industry, as well as competition based on technological alternatives to traditional banking services. The Brazilian market for financial and banking services is highly competitive. We face significant competition from other Brazilian and international banks, in addition to other non-financial companies competing in certain segments of the banking industry in which we operate. These latter competitors may not be subject to the same regulatory and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements. Competition has increased as a result of recent consolidations among financial institutions in Brazil and of regulations that (i) increase the ability of clients to switch business between financial institutions, (ii) with the client’s permission, grant access to financial and personal information in such institutions, and (iii) establish rules for an instant payment arrangement. Furthermore, digital technologies are changing the ways customers access banking services and the competitive environment with respect to such services. The use of digital channels has risen steadily over the past few years. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional banking services. If we are not successfully able to compete with these disruptive business models and markets, we may lose market share and, consequently, lower our margins and profitability. Such increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer. We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate. We are in a dominant position in certain Brazilian banking markets and, therefore, may be subject to the Brazilian antitrust laws including Law No. 12,529/11, which address, among other matters, violation of the economic order. Accordingly we may be subject to penalties from Brazilian antitrust authorities, especially administrative fines and divestiture of assets. Additionally, we are subject to the antitrust legislation in the jurisdictions where we operate, such as the antitrust laws of the U.S. (Sherman Act and Clayton Antitrust Act) and of the European Union (Articles 101 and 102 of the Treaty on the Functioning of the European Union). Consequently, we cannot assure that Brazilian and foreign antitrust regulations will not adversely affect our business in the future. b) Its parent company, direct or indirect, or control group Strategy Risk Factor Our controlling stockholder has the ability to direct our business. As of December 31, 2020, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and of dividend payments. In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders. Certain of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. To the extent that these and other conflicting interests exist, our stockholders will depend on our directors duly exercising their fiduciary duties as members of our Board of Directors. Notwithstanding, according to Brazilian Corporation Law the controlling stockholders should always vote in the interest of the company. In addition, they are prohibited from voting in cases of conflict of interest in the matter to be decided.

c) Its stockholders Risk Factors for ADS Holders The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire. The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited. The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances. Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below. According to the provisions of the ADSs deposit agreement, in the event of a general stockholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders. Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares. We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such registration statement is not filed (or in case filed, not declared effective) or if the exemption from registration is not available, the U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights and have their interests in us diluted. The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages. While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future legislative changes. If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank either as (i) a Foreign Direct Investment, subject to Law No. 4,131/62, which will require an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) as a Foreign Investment in Portfolio, subject to Resolution CMN No. 4,373/14, which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares (except in case the foreign investor is a natural person) and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (e.g. RDE – IED or RDE – Portfolio) will impact the ability of the holder non-resident in Brazil to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and pay taxes on these exchange rate transactions, as applicable. The tax treatment for the remittance of distributions on, and the proceeds from any sale of, our preferred shares may be less favorable in case a holder of preferred shares obtains the RDE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts to obtain an electronic certificate of foreign capital registration, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner. The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries. Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our Board of Directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country. d) Its subsidiary and affiliated companies As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in Item 4.1. e) Its suppliers Operational risk factor Some factors include events that are fully or partially beyond our control, such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers). We have an ongoing supplier assessment process that mitigates the risk of interruption of the provision of services and materials and of situations that may impact the bank’s image. The operational risks reported in the letter “a” of this item are the same for this section. f) Its clients Credit Risk Factor Past performance of our loan portfolio may not be indicative of future performance, changes in the profile of our business may adversely affect our loan portfolio. In addition, the value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio. Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due, among other factors, to our organic growth, merger and acquisition activity, changes in local economic and political conditions, a slowdown in customer demand, an increase in market competition, the outbreak of communicable diseases such as COVID-19, changes in regulation and in the tax regimes applicable to the sectors in which we operate and, to a lesser extent, other related changes in countries in which we operate and in the international economic environment. More recently, the ongoing COVID-19 pandemic may affect our ability to accurately assess the creditworthiness of borrowers, which would lead to a deterioration of risk profile and adversely affect our business financial condition and results of operations. In addition, the market value of any collateral related to our loan portfolio may fluctuate, from the time we evaluate it at the beginning of the trade to the time such collateral can be executed upon, due to the factors related to changes in economic, political or sectorial factors beyond our control. For example, historically, when Brazilian banks increased their loan portfolio to consumers, particularly in the automotive sector, this increased demand for vehicle loans has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition.

Any changes affecting any of the sectors to which we have significant lending exposure, and changes in the value of the collateral securing our loans, may result in a reduction in the value we realize from collateral and in our loan portfolio. Consequentially, it may have an adverse impact on our results of operations and financial condition and it could also adversely affect the growth rate and the mix of our loan portfolio. In addition, if we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations. g) Economic sectors in which the issuer operates Macroeconomic Risk Factors International Scenario Changes in economic conditions may adversely affect us. Our operations are dependent upon the performance of the economies of the countries in which we do business, and Latin American countries in particular. Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and may have a negative impact on our operations. The demand for credit and financial services, as well as our clients’ ability to repay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment rate, inflation, and fluctuations in interest and foreign exchange rates. Disruptions and volatility in the global financial markets may have significant consequences in the countries in which we operate, such as volatility in the prices of securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity. The economic and market conditions of other countries, including the United States, countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil and in the countries in which we do business, to varying degrees. The spread of the COVID-19 pandemic remains a concern for the global economy, despite the decrease of infection rates in most developed countries and vaccines being distributed worldwide. The number of COVID-19 cases are falling across countries as winter (in the northern hemisphere) and holiday outbreaks dissipate. In the U.S., cases, hospitalizations and deaths are falling in nearly all states, allowing some easing of restrictions. In Europe, recent surges in the virus have been curbed, but some countries are taking new restrictive measures to avoid new waves. Vaccination campaigns are accelerating in several countries and the global vaccine supply is expected to keep increasing in the second and third quarters of 2021. In our view, the worldwide distribution of vaccines in 2021 is the most important initiative for a full recovery of the global economy. A new surge of infections arising, for example from new strains of the virus and any event that might hinder governments further controlling the spread of COVID-19, such as delays in the distribution of vaccines or inefficient vaccines themselves may lead to governments having to maintain restrictions on mobility to try to contain the further spread of the disease, thus leading to a suppression of economic activity. Although these risks have decreased mostly for developed markets, their materialization would affect global growth and may decrease investors’ interest in assets from Brazil and other countries in which we do business, which would adversely affect the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. The rise in global interest rates reflects the economic recovery outlook and is less of a concern in the near term, as we expect the Fed to maintain its ample accommodative stance in 2021 and gradually withdraw stimulus only in 2022. A faster withdrawal of monetary stimulus in developed economies can affect emerging economies and thus affect our operations. We are exposed to certain risks that are particular to emerging and other markets. In conducting our business in Brazil, as well as other emerging markets, we are subject to political, economic, legal, operational and other risks that are inherent to operating in these countries. Banks that operate in countries considered to be emerging markets, including us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on our operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by an aversion to global risk. In addition, any factor impacting investor confidence, such as a downgrade in sovereign credit ratings (since the ratings of financial institutions, such as us, tends to be capped to the sovereign’s rating) or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us. In Argentina, international reserves continue at low levels, despite controls on exchange rate purchases. The economy rebounded during the second half of 2020, as a result of the easing of social distancing measures, but GDP fell by 10% in 2020. For 2021, we expect GDP growth of 6.0%, aided by statistical carry-over and higher commodity prices. Loose macro-economic policies are likely to fuel inflation, potentially leading to more control on prices (including foreign exchange). In Chile, protests led political actors to agree on a referendum process to decide on a new constitution. While uncertainty over the constitutional process and elections later in 2021 is negatively affect the economic activity in Chile, an efficient vaccination process and higher terms of trade are important offsetting factors. Colombia´s fiscal accounts were pressured during the COVID-19 pandemic and the government recently signaled a postponement of fiscal adjustment (fiscal deficit this year would be even wider than in 2020). While a tax reform may help fiscal consolidation from 2022 onwards, it is unclear whether there is political appetite for unpopular tax hikes. At the same time, contrasting with other countries in the region, Colombia recorded a wide current account deficit in 2020, contributing to an increase in external indebtedness. In this context, Colombia´s sovereign investment grade is at risk. Crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. Global financial crises, in addition to the Brazilian macroeconomic environment, may also affect in a material and adverse way the market price of securities of Brazilian issuers or lead to other negative effects in Brazil and in the countries in which we operate and have a material adverse effect on us. Domestic Scenario Brazilian authorities exercise influence over the Brazilian economy. Changes in fiscal, monetary and foreign exchange policies as well as a deterioration of government fiscal accounts, may adversely affect us. Our operations are highly dependent upon the performance of the Brazilian economy. The demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP grew 1.4% in 2019, but decreased 4.1% in 2020, impacted by the COVID-19 outbreak. The number of new daily deaths rebounded in the first quarter of 2021 and has surpassed the levels registered during the first wave of COVID-19 in 2020. Control of the COVID-19 pandemic is crucial for continued economic recovery. In the long term, growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and a lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Low levels of national savings require relatively large financial flows from abroad, which may falter if political and fiscal instability is perceived by foreign investors. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we grant for individuals and non-financial corporations and, therefore, have a material adverse effect on us. Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, foreign exchange policies, and in state-owned public companies—which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our client’s ability to pay, the risk appetite of foreign investors with respect to Brazil and, consequently, affecting our business, results of operations and financial condition. Fiscal The Brazilian primary public accounts have deteriorated since 2014. To address the structural fiscal imbalance, the Brazilian Congress approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least ten years, effective as of 2017. Further, Congress approved a comprehensive social security reform and the government started an asset sale program, creating conditions for a cyclical decrease of the public debt, while the primary result gradually improves. In 2021, the Congress approved another round of temporary emergency expenditure to combat the economic effects of the COVID-19 pandemic, in exchange for measures to reinforce the fiscal adjustment framework that will help to limit mandatory expenditure growth and to keep the ceiling on public spending feasible in the years ahead. The government also has a comprehensive reform agenda, the main examples being the Administrative Reform and the Tax Reform. However, these discussions were temporarily put on hold due the COVID-19 pandemic. If the government fails to persist with the fiscal adjustment agenda, the local economy would be negatively impacted, with a depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition. Monetary Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in the short-term interest rate (SELIC), resulting in restrictions on credit and short-term liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our costs of funding and granting credit. In addition, increases in the SELIC interest rate could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our net margins. The Central Bank’s Monetary Policy Committee (the “COPOM”) was created on June 20, 1996 and is responsible for setting the SELIC interest rate. The COPOM meets eight times a year, every 45 days. The aim in creating the COPOM was to enhance monetary policy transparency and confer adequate regularity to the monetary policy decision-making process. Currently, many central banks around the world follow similar procedures, facilitating the decision-making process, monetary policy transparency and communication with the public. After reaching 14.25% per annum at the end of 2015, the Central Bank began to cut interest rates in October 2016. The SELIC rate reached 2.00% in August 2020 and remained at this level until February 2021. In March 2021, the Central Bank increased the SELIC rate by 0.75 percentage points to 2.75%. The widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy, as well as anchored inflation expectations have resulted in the SELIC reaching historically low levels.

The COVID-19 pandemic and the resulting economic slowdown and volatility in the Brazilian and global financial and capital markets had, and may in the future continue to have, a material adverse effect on our business, financial condition, liquidity and results of operations across our business units. To the extent the COVID-19 pandemic adversely affects our business, liquidity, results of operations and financial condition, it will also have the effect of materially heightening many of the other risks described in this “Risk Factors” section. The COVID-19 pandemic and governmental responses thereto have had, and may continue to have, a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction. The COVID-19 pandemic has also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads. For example, as a result of heightened volatility, the B3 Exchange’s circuit breaker was triggered eight times in the month of March 2020 and the value of assets was negatively impacted. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets, which could deteriorate our financial condition. Furthermore, market concerns could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our business. Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control high volatility or to prevent serious and prolonged reductions in economic activity. In addition, the social distancing measures imposed by governmental authorities to contain the spread of the COVID-19 pandemic resulted in a sharp drop or even a halt in the activities of companies in various sectors that we transact with and otherwise serve. While many of these restrictions have since been lifted, there is no way to predict whether new patterns of contagion, increasing disease severity or other factors related to the pandemic, including access to, or the efficiency of, a vaccine, may result in a renewed tightening of these policies or the imposition of new and different restrictions. These policies and measures have influenced the behavior of the consumer market and the population in general, the demand for services, products and credit. In addition, there can be no assurance that the restrictive measures imposed by certain Brazilian states and municipalities will not worsen if Brazil faces new waves of COVID-19. For example, at the beginning of 2021, a novel strain of COVID-19 started circulating in Brazil, causing an increase in the number of deaths and hospitalizations. On March 11, 2021, Brazil was considered the epicenter of the COVID-19 pandemic in terms of number of confirmed cases and deaths. In March 2021, Brazil registered 321,515 deaths from COVID-19. As a result, public authorities in Brazil reinstated more severe restrictive measures, including social distancing, quarantine and lockdowns. Moreover, there can be no assurance that there will be no delays in COVID-19 vaccinations in Brazil, including as a result of supply shortages and delays on Brazilian regulatory approval of certain vaccines. The weakened macroeconomic fundamentals coupled with the market downturn caused by the COVID-19 pandemic had, and may in the future have, a negative impact on our performance across all our business units. Impacts on our business could be widespread, and material impacts may be possible, including but not limited to the following: ï,· Employees contracting COVID-19; ï,· Reductions in our operating effectiveness as our employees work from home or disaster-recovery locations; ï,· Unavailability of key personnel necessary to conduct our business activities, including a lack of qualified IT personnel to support remote working or combat any cyber risks; ï,· Unprecedented volatility in global financial markets and exchange markets; ï,· Reductions in revenue across our operating businesses and increased customer defaults; ï,· Closure of our offices or the offices of our clients; and

ï,· Potential regulatory scrutiny of our ability to adequately supervise our activities in accordance with applicable regulatory requirements. The extent of the impacts of the COVID-19 pandemic on our business, financial condition, liquidity and results will depend on future developments, which are highly uncertain, unpredictable and which depend on several factors that are beyond our control, including the possibility of additional outbreaks, further mutations of the virus and the intensity of the economic downturn resulting from actions taken, or to be taken, by government authorities and the scientific community in response to the COVID-19 pandemic, including in relation to the availability and efficiency of vaccines and other treatments. Consumers affected by the COVID- 19 pandemic may continue to show retraction behaviors, even after the end of the crisis, maintaining low levels of discretionary spending in the long term, which is why certain sectors we serve may take longer to recover (particularly sectors such as hotels, civil aviation, shopping centers and wholesale retailers). Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects. Certain relevant Brazilian companies in the energy, infrastructure and oil and gas sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public entities who are responsible for corruption and cartel investigations, in connection with corruption allegations (so called “Lava Jato” investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face (as some of them already faced) downgrades from credit rating agencies, experience (as some of them already experienced) funding restrictions and have (as some of them already had) a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing loses to us as a number of them are our clients. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be (as some of them already have been) prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itau BBA Securities in NY) that acted as underwriters on public distributions of securities of such investigated companies, and Banco Itau International, our private banking vehicle in Miami, were in the recent past also parties to certain related lawsuits in the U.S., that were either settled or dismissed, and may become parties to other legal proceedings yet to be filed. We cannot predict how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationships it may have held with companies and persons involved in Lava Jato investigations. Another high-profile investigation, besides Lava Jato, ongoing in Brazil is the so-called Zelotes operation. If the allegations of such investigations are confirmed they may also affect some of our clients and their credit trustworthiness. In March 2016, the Brazilian Internal Revenue Services, or Brazilian IRS, summoned us to account for certain tax proceedings related to BankBoston Brazil which came under investigation in relation to the Zelotes operations. We acquired BankBoston Brazil’s operation from Bank of America in 2006. On December 1, 2016, the Brazilian Federal Police conducted searches at Itaú Unibanco’s premises, to look for documents related to those proceedings, and documents related to payments made to lawyers and consultants that acted on those proceedings. We clarify that the agreement with Bank of America for the acquisition of BankBoston Brazil’s operations included a provision whereby the seller would remain liable and responsible for the conduct of BankBoston’s tax proceedings, including with regard to the retention of lawyers and consultants. Therefore, according to such agreement, any and all payments made by Itaú Unibanco to lawyers and consultants were made strictly on behalf of Bank of America. On July 2017, the Brazilian Federal Public Prosecutor indicted some lawyers and public agents regarding this case, based on their potential participation on the scheme. None of them was Itau’s employees or executives. We remain fully available and will cooperate with the authorities should any further clarification be needed. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards; notwithstanding, due to the size and breadth of our operations and our commercial relationship with investigated companies or persons, and due to the several banks, both publicly and privately owned, that Itaú Unibanco acquired throughout the last fifteen years, we may also come within the scope of investigations, which may ultimately result in reputational damage, civil or criminal liability. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth. In 2019, it was reported by the press that Antonio Palocci Filho and Eike Fuhrken Baptista da Silva, upon entering into plea bargain agreements in connection with investigations conducted by Brazilian criminal prosecution bodies, have mentioned alleged irregularities in election donations and market manipulation, respectively, performed by some Brazilian banks, including Itaú Unibanco and Itaú BBA. It is important to reinforce that neither Itaú Unibanco nor Itaú BBA have had access to the content of such plea bargains, nor have they been served with notice of process from any official bodies. Come what may, Itaú Unibanco and Itaú BBA strongly deny the alleged reported facts, reinforcing that they have never made election donations aimed to meet private interests and that all their operations carried out in the capital and credit markets are in accordance with applicable legislation and are overseen by proper authorities. h) Regulation of the sectors in which the issuer operates Banking Regulation Risk Factors We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis. We operate in a number of credit and financial services related sectors through entities under our control. For purposes of regulation and supervision, the Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors will not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process. Changes in applicable law or regulations may have a material adverse effect on our business. Changes in the law or regulations applicable to financial institutions in Brazil may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us. Our operations could also be adversely affected by other changes, including with respect to restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions. In the context of economic or financial crises, the Brazilian government may also decide to implement changes to the legal framework applicable to the operation of Brazilian financial institutions. For example, in response to the global financial crisis which began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the BCBS, proposed regulatory reforms aiming to prevent the recurrence of similar crises, which included a new requirement to increase the minimum regulatory capital (Basel III). Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on our activities. In 2019, multiple bills sought to limit interest rates, particularly for credit cards’ facilities (“rotativo do cartão”) and overdrafts facilities (“cheque especial”) – the latter, with limits that are more restrictive than those recently imposed by the Central Bank. Further caps on interest rates may be adopted. Furthermore, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. In 2021, the Brazilian Congress is expected to consider bills that increase the tax burden of the banking and financial services sectors and to put to vote a bill that will allow the execution of convictions after condemnation in the second instance court, both in the criminal and in the civil spheres, before the exhaustion of all available appeals. If signed into law, the bill may have an impact on the execution of tax debts proceedings of which the bank is part. In addition, local or state legislatures may from time to time consider bills intending to impose security measures and standards for customer services, such as setting branch opening hours, requiring 24 hours armed guard personnel and specifications on ATM functioning, among others, that, if signed into law, could affect our operations. More recently, certain bills have passed (and others were proposed) in certain Brazilian states or municipalities that affect our ability to evaluate credit risk and collect outstanding debts. For example, legislators often impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus. These types of restrictions could also adversely affect our ability to collect outstanding credit. We also have operations outside of Brazil, including, but not limited to, Argentina, the Bahamas, the Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the United States and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us. Increases in compulsory deposit requirements may have a material adverse effect on us. Compulsory deposits are reserves that financial institutions are required to maintain with the Central Bank. Compulsory deposits generally do not provide the same returns as other investments and deposits because a portion of these compulsory deposits does not bear interest. The Central Bank has periodically changed the minimum level of compulsory deposits reserves that financial institutions are required to maintain with the Central Bank. Insurance Regulations Risk Factor Our insurance operation is subject to regulatory agencies, such as SUSEP and ANS. Therefore, we may be affected negatively by the penalties applied by such regulators. Insurance companies are subject to SUSEP intervention and/or liquidation. In case of insufficient resources, technical reserves, or poor economic health with respect to a regulated entity, SUSEP may appoint an inspector to act within the relevant company. If such intervention does not remedy the issue, SUSEP will forward to CNSP a proposal to withdraw the applicable insurance license. In addition, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities as set in Law. Health insurance companies are subject to ANS regulations. With respect to companies that are deemed to have financial imbalances or serious economic, financial or administrative irregularities, ANS may order the disposal of the applicable health insurance company’s portfolio, or take other measures, such as fiscal or technical direction regime for a period not exceeding 365 days, or extrajudicial liquidation. The penalties established for violations committed by health insurance companies and their directors and officers are: (i) warnings; (ii) pecuniary penalties; (iii) suspension of company’s activities; (iv) temporary disqualification for the exercise of management positions in health insurance companies; (v) permanent disqualification for the exercise of management positions in health insurance companies as well as in open private pension funds, insurance companies, insurance brokers and financial institutions; and (vi) the cancellation of the company’s authorization to operate and sale of its portfolio. Accordingly, our insurance operations may be affected negatively by any penalties applied by SUSEP or ANS, as described above. Capital Market and Tax Regulations Risk Factors Holders of our shares and ADSs may not receive any dividends. Corporations in Brazil are legally required to pay their stockholders a minimum mandatory dividend at least on a yearly basis (except in specific cases provided for in applicable law). Our Bylaws determine that we must pay our stockholders at least 25% of our annual net income calculated and adjusted pursuant to Brazilian Corporate Law. Applicable Brazilian legislation also allows corporations to consider the amount of interest on shareholders’ equity distributed to their stockholders for purposes of calculating the minimum mandatory dividends. The calculation of net income pursuant to the Brazilian Corporate Law may significantly differ from our net income calculated under IFRS, as issued by the IASB. Brazilian Corporate Law also allows the suspension of the payment of the mandatory dividends in any particular year if our Board of Directors informs our general stockholders’ meeting that such payment would be incompatible with our financial condition. To suspend the dividend payments, our Fiscal Council is required to furnish to the CVM an opinion on the matter along with a statement by our executives. Therefore, upon the occurrence of such event, the holders of our shares and ADSs may not receive any dividends. If this happens, the dividends that were not paid in the particular fiscal year shall be registered as a special reserve and, if not used to cover any losses of subsequent years, the amounts of unpaid dividends still available under such reserve shall be distributed when the financial condition of the corporation allows for such payment. Furthermore, pursuant to its regulatory powers provided under Brazilian law and banking regulations, the Central Bank may at its sole discretion reduce the dividends or determine that no dividends will be paid by a financial institution if such restriction is necessary to mitigate relevant risks to the Brazilian financial system or the financial institution. Due to the COVID-19 pandemic, the CMN issued Resolution No. 4,820, amended by Resolution No. 4,885, establishing restrictions regarding the distribution by financial institutions of dividends and interest on capital. Tax reforms may adversely affect our operations and profitability. The Brazilian government regularly amends tax laws and regulations, including by creating new taxes, which can be temporary, and changing tax rates, the basis on which taxes are assessed or the way taxes are calculated, including in respect of tax rates applicable solely to the banking industry. Currently, the Brazilian Congress is discussing a broad tax reform and there is no clarity as to when such reform may ultimately be enacted. If adopted, any such tax reform may affect our business by increasing our costs, limiting our profitability or having other impacts. Litigation Risk Factors Unfavorable court decisions involving material amounts for which we have no or partial provisions or in the event that the losses estimated turn out to be significantly higher than the provisions made, may adversely affect our results and financial condition. As part of the ordinary course of our business, we are subject to, and party to various civil, tax and labor lawsuits, which involve financial risks. Our audited consolidated financial statements only include reserves for probable losses that can be reasonably estimated and eventual expenses that we incur in connection with litigation or administrative proceedings, or as otherwise required by Brazilian law. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. In the event of unfavorable court decisions involving material amounts for which we have no or partial provisions, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions, may adversely affect our results and financial condition. Decisions on lawsuits due to government monetary stabilization plans may have a material adverse effect on us. We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation. Itaú Unibanco Holding is a defendant in lawsuits filed by individuals, as well as class actions filed by (i) consumer protection associations; and (ii) the public attorneys’ office (Ministério Público) on behalf of holders of savings accounts. In connection with these class actions, we established provisions upon service of the individual claim requiring the enforcement of a judgment handed down by the judiciary, using the same criteria used to determine the provisions of individual actions. The STF has issued a number of decisions in favor of the holders of savings accounts but has not ruled regarding the constitutionality of economic plans and their applicability to savings accounts. Currently, the appeals on this issue are suspended by order of the STF, until there is a definitive decision by the STF regarding the constitutional issue. In December 2017, under the mediation of the Advocacia-Geral da União (or AGU), the representative entities of banks and the representative entities of holders of savings accounts entered into an agreement with the objective of ending the litigation related to economic plans against the Brazilian banks. The agreement establishes the conditions for the voluntary adhesion of the holders of savings accounts for the receiving of amounts and closure of processes. The agreement was ratified at a plenary session of the STF on March 1, 2018 and the holders of savings accounts were able to adhere to its terms for a period of 24 months. As this period expired, the parties signed an addendum to the instrument to extend the adhesion period to include a greater number of saving account holders and, consequently, increase the termination of legal actions. In May 2020, the STF approved this addendum and granted a term of thirty months for new adhesions, which may be extended for another thirty months, conditioned to the number of account holders adhering throughout the first period. As such, low adherence to the agreement and an eventual unfavorable judgment by the STF may result in Brazilian banks incurring relevant costs, which could have an adverse effect on our financial position. We are currently working with the courts to encourage adherence. Tax assessments may adversely affect us. As part of the normal course of business, we are subject to inspections by federal, municipal and state tax authorities. These inspections, arising from the divergence in the understanding of the application of tax laws may generate tax assessments which, depending on their results, may have an adverse effect on our financial results. Also due to such proceedings and for other reasons we may be thwarted by a court decision to pay dividends and other distributions to our shareholders. i) Foreign countries in which the issuer operates The risk factors related to foreign countries that may influence the decision to invest in our securities are described in sub items (a), (g), and (h) of this item 4.1. j) Environmental and social (E&S) issues Environmental and Social Risks Factors We may incur financial losses and damages to our reputation from environmental and social risks. Environmental and social risk is considered a material issue for our business, since it can affect the creation of shared value in the short, medium and long terms, from the standpoint of our organization and our main stakeholders. Further, we understand environmental and social risk as the possibility of losses resulting from events of environmental and social origin related to our activities. CMN Resolution No. 4,327/2014 establishes requirements that must be observed in the establishment and implementation of the environmental and social responsibility policies applicable to financial institutions. Accordingly, we are required to assess environmental and social risks and evaluate data from environmental and social related financial losses. The Central Bank is responsible for supervising the implementation of such regulation.

Environmental and social issues may affect our daily activities and the revenue of our clients, causing defaults, especially in case of serious environmental and social incidents, including climate risk as climate change poses relevant risks for the whole financial system. Climate risks encompass both physical risks, arising from changes in climate patterns such as rainfalls and rises in temperature and extreme weather events; and transition risks arising from economic shifts occurred as a consequence of climate action such as carbon pricing, climate regulation, market risks and reputation risks. Given its relevance, climate risk has become one of our main priorities: we support the Task Force on Climate-related Financial Disclosures (TCFD) since 2017 and we are committed to implement its recommendations by 2022. With this objective we are strengthening our climate risk governance and strategy and developing tools and methodologies to assess and manage climate risks. These risks are more pronounced when we provide financial support for clients and projects, as we could be held indirectly liable for supporting such activity in case of environmental or social damage, which could also subject us to further reputational risks. Climate change may have adverse effects on our business The risks associated with climate change are gaining increasing social, regulatory, economic and political relevance, both nationally and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incorporate financial costs resulting from: (i) the physical risk of climate change and (ii) the risk of transition to a low carbon economy. The physical risks of climate change are related to the gradual increase in the average temperature of the planet and to the increase in the intensity and frequency of extreme weather events. Despite the uncertainty component related to the intensity and location of these events, their impact on the economy is expected to be more acute in the future. The potential impact on the economy includes, but is not limited to, significant changes in asset prices and industry profitability. Damage to borrowers’ properties and operations may impair asset values and credit quality of customers, leading to higher nonperformance loans, write-offs and impairment charges in our portfolios. In addition, our facilities and resilience may also suffer physical damage due to weather events that result in increased costs for us. As the economy transitions to a low-carbon economy, financial institutions may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities we undertake, as well as the risks associated with our lending portfolios, and the value of our financial assets. As concerns about climate change increase and societal preferences change, we may face greater scrutiny of the type of business we conduct, adverse media coverage and reputational damage, which may in turn impact customer demand for our products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment charges. The impacts of climate change may also increase losses for those sensitive sectors, caused by the effects of both physical and transition risks, causing loss of profitability for companies exposed to these risks and impairing their ability to repay any loans. Possible carbon pricing can affect companies’ costs and compromise their ability to generate cash flows. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to an increased deterioration in the creditworthiness of our clients, higher expected credit loss, and increased charge-offs and defaults among wholesale and retail customers. If we do not adequately embed risks associated with climate change into our risk framework to appropriately measure, manage and disclose the various financial and operational risks we face as a result of climate change, or fail to adapt our strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on our business growth rate, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

12.12. OTHER SIGNIFICANT INFORMATION Addition Information of items 12.5/6 and 12.7/8 A—Total Number of Meetings Held by Body: Body Meetings Board of Directors (1) 13 Fiscal Council (1) 4 Audit Committee (2) 33 Disclosure and Trading Committee (3) 4 Strategy Committee (4) 5 Capital and Risk Management Committee (4) 7 Nomination and Corporate Governance Committee (4) 2 Related Parties Committee (4) 4 Personnel Committee (4) 3 Compensation Committee (4) 2 Social Responsibility Committee (4) 3 (1) period from July 7, 2020 to February 26, 2021 (2) period from August 7, 2020 to February 26, 2021 (3) period from April 22, 2020 to January 18, 2021 (4) period from April 30, 2020 to February 26, 2021 B – Consecutive Terms of Office: For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from ltaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For Directors José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered. For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from ltaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office. C—Meeting Attendance Percentage: For calculation of the meeting attendance percentage: (a) of the members of the Board of Directors and Fiscal Council, the meetings held from the moment members took office on July 7, 2020 until February 26, 2021 were considered; (b) of the members of the Audit Committee, meetings held from the moment the members took office on August 7, 2020 until February 26, 2021 were considered; (c) of the members of the other committees, meetings held from the moment the members took office on April 30, 2020 until February 26, 2021 were considered; (d) of the members of the Disclosure and Trading Committee, meetings held in the period from April 22, 2020 to January 18, 2021 were considered; (e) there is no calculation of the meeting attendance percentage of the management member Candido Botelho Bracher because the meetings do not involve his reelection to the Company’s Board of Directors, Capital and Risk Management Committee and Compensation Committee; (f) there is no calculation of the meeting attendance percentage of the management member João Moreira Salles because the meetings do not involve his reelection to the Company’s Compensation Committee; (g) there is no calculation of the meeting attendance percentage of the management member Maria Helena dos Santos Fernandes de Santana because the meetings do not involve her reelection to the Company’s Board of Directors and Related Parties Committee; (h) there is no calculation of the meeting attendance percentage of the management member Artemio Bertholini because the meetings do not involve his reelection to the Company’s Fiscal Council; (i) there is no calculation of the meeting attendance percentage of the management members Reinaldo Guerreiro, João Costa and Rene Guimarães Andrich as alternate members were not required to attend the meetings of the Company’s Fiscal Council; (j) there is no calculation of the meeting attendance percentage of the management members Alexandre de Barros, Ricardo Baldin and Rogério Carvalho Braga because the meetings do not involve their reelection to the Company’s Audit Committee; (k) there is no calculation of the meeting attendance percentage of the management member José Virgílio Vita Neto because it was formalized that he became part of the Disclosure and Trading Committee on January 18, 2021; (l) there is no calculation of the meeting attendance percentage of the management member Cesar Nivaldo Gon because the meetings do not involve his reelection to the Company's Personnel Committee; (m) there is no calculation of the meeting attendance percentage of members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

D - Independence Criterion for Members of the Audit Committee:

The members of the Board of Directors Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Marco Ambrogio Crespi Bonomi, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes are deemed independent. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling stockholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi)a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E – Type of Audit Committee

It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99.

F – Politically Exposed Persons

Regarding the members of the Board of Directors, Executive Board, Fiscal Council and other Committees, we classify as politically exposed persons: Alfredo Egydio Setubal (member of the Board of Directors); Leila Cristiane Barboza Braga de Melo and Pedro Paulo Giubbina Lorenzini (members of the Executive Board), Reinaldo Guerreiro (member of the Fiscal Council) and Ricardo Baldin (member of the Audit Committee), on account of:

- Alfredo Egydio Setubal being characterized as a Related PEP considering the relationship with members of Liquigás Distribuidora S.A. and B3.
- Leila Cristiane Barboza Braga de Melo being characterized as a Holder PEP considering the management position at FEBRABAN.
- Pedro Paulo Giubbina Lorenzini being characterized as a Related PEP considering the management position at FEBRABAN.
- Reinaldo Guerreiro being characterized as a Related PEP considering the management position at Cia. Saneamento Básico – SABESP.
- Ricardo Baldin be characterized as a Holder PEP considering a management position at Finame.

G – Additional Information

We inform that the investiture date of the members elected at the Annual General Stockholders' Meeting of April 27, 2021 and the Meeting of the Board of Directors of April 30, 2021 is pending approval from the Central Bank of Brazil.

Below we present the hierarchy flowchart of said Bodies:

12.5/6 – Composition and professional experience of the board of directors and fiscal council With respect to each member, see below information about item 12.5 “m”: I – Main professional experience for the past five years, indicating: Company’s name and activity sector. Position and roles inherent in the position. Whether the company is part of (i) the Issuer’s economic group or (ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities. II—All management positions they hold in other companies or third sector organizations: Company’s name Company’s activity sector Company is part of (i) the Issuer’s economic group (ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities. Other companies or third sector organizations Abril Comunicações S.A. Printing of books, magazines and other periodicals x Alana Foundation Charitable organization x AlanaLab Communication of impact x Almar Participações S.A. Holding company of non- financial institutions x Alpargatas S.A. Holding company of non- financial institutions x Americel S.A. Telephony Equipment x Arthur Andersen & Co. Advocacy x

Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA - Brazilian Association of Financial and Capital Market Entities)	Non-profit civil association			x
Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI - Brazilian Association of Credit, Financing and Investment Institutions)	Bringing together companies of the sector, defending their legitimate interests, strengthening the relationships among the associates and fostering the development of their activities			x
Banco Brascan S.A.	Investment Bank			x
Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x
Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Itaú Suisse	Holding company of non-financial institutions	x		
Banco Itaú BBA S.A.	Multiple-service	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x
Banco Pirelli-Fintec	Multiple-service banking, with commercial portfolio			x
Banco PSA Finance Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
BB Seguridade S.A.	Insurance and pension plan			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
Bolsas y Mercados Españoles (BME)	Administration of organized securities markets			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Bunge y Born	Food industry			x

BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Câmara Interbancária de Pagamentos (CIP)	Brazilian Payment System			x
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
Cetip S.A. Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives)	Management of organized over-the-counter markets			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. de Saneamento de Minas Gerais (COPASA - Minas Gerais Sanitation Company)	Water collection, treatment and distribution			x
Cia. de Saneamento do Paraná (SANEPAR - Paraná Sanitation Company)	Water collection, treatment and distribution			x
Cia. Hering	Manufacturing of cotton woven and knitted clothing, except for socks			x
CI&T Software S.A.	Digital Solutions			x
Citibank Brazil	Financial Conglomerate			x
Citigroup Brasil	Financial Conglomerate			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Comissão Trilateral do Conselho Internacional da NYSE	Private Discussion Forum			x
Comitê de Fusões e Aquisições (CAF)	Self-Regulatory Entity			x
Commercial Free Childhood (CCFC)	Education			x
Companhia Brasileira de Distribuição S.A.	Retail sales			x
Companhia Brasileira de Metalurgia e Mineração (CBMM - Brazilian Metallurgy and Mining Company)	Metallurgy and technology			x
Companhia Paranaense de Gás (COMPAGÁS - Paranaense Gas Company)	Natural gas distributor			x
Conectas	Non-governmental organization			x
ConectCar Soluções de Mobilidade Eletrônica S.A.	Payment Institution	x		
Conferência Monetária Internacional	International Organization			x
Conselho Editorial da Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM)	Editorial			x
Conselho Regional de Contabilidade (CRC/SP - Regional Council of Accounting)	Self-Regulatory Entity			x

Corhen Serviços Ltda.	Combined office and administrative support services			x
CPFL Energia S.A.	Energy Distribution			x
Debevoise & Plimpton	Advocacy			x
Deutsche Bank Securities	Investment Bank			x
Diagnósticos da América S.A. (DASA)	Clinical Diagnostics			x
Directa Auditores	Advocacy			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
Ecorodovias	Concession of Public Works and Services			x
Editora Almedina	Editorial			x
Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x	
Eneva S.A.	Electricity			x
Ernst & Young	Accounting and tax audit and consulting services			x
Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas – São Paulo (EAESP-FGV - School of Business Administration of São Paulo of Fundação Getulio Vargas)	Education institution			x
Faculdade de Direito da Fundação Getulio Vargas	Education institution			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x
Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Federal Reserve Bank	Federal Agency			x
Fellow Ashoka	Non-profit organization			x
Fidelity International Ltd.	Investment management			x
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Credit, Financing and Investment Society			x
Financial Stability Board (FSB)	Financial Stability Board			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x

Fundação das Nações Unidas (EUA)	International Organization			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fundação Itaú para Educação e Cultura	Activities of membership organizations related to culture and art	x		
Fundação Maria Cecilia Souto Vidigal	Non-profit organization			x
Fundação Nova Escola	Non-profit organization			x
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Garantidor de Crédito (FGC)	Non-profit organization			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
Fundo Patrimonial Lumina UNICAMP	Raising and investment of funds to support UNICAMP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x
GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grant Thornton Brasil	Accounting and tax consulting and auditing			x
Grupo Big S.A.	Retail sales			x
Grupo Boticário	Cosmetics			x
Grupo Itaú Unibanco (Itaú Unibanco Group)	Financial Conglomerate	x		
Grupo Natura (Natura Group)	Financial Conglomerate			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
IBM Brasil	Machinery and Services Industry			x
Icatu Holding S.A.	Holding company			x
IFRS Foundation	Production of Accounting Standards			x
Indústrias Romi S.A.	Machinery			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x

Instituto de Arte Contemporânea	Works of art			x
Instituto de Ensino e Pesquisa (INSPER)	Education institution			x
Instituto dos Auditores Internos do Brasil	Audit			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Unibanco	Activities of membership organizations related to culture and art	x		
International Integrated Reporting Committee (IIRC)	Global authority and central coordinating body for matters related to Integrated Accounting Reporting			x
Investimentos e Participações em Infraestrutura S.A. (INVEPAR)	Urban mobility			x
Itaú Asset Management S.A.	Fund administration	x		
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú Corretora de Valores S.A.	Securities brokerage	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú International Holding Limited	Other service activities provided mainly to companies not previously specified	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
Jones Day	Consulting service			x
L. Dias Advogados	Advocacy			x
Lean Enterprise Institute (LEI)	Educational Institution			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
Mizuho International Ltd.	Multiple-service banking, with commercial portfolio			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x

Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Odebrecht S.A.	Construction company			x
Oi S.A.	Telecommunications			x
Ordem dos Advogados do Brasil	Self-Regulatory Entity			x
Organização Internacional das Comissões de Valores (IOSCO)	Non-profit organization			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petrobrás Gás S.A. (GASPETRO)	Oil exploration, extraction and refining			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Raia Drogasil	Pharmaceutical			x
Redecard S.A.	Payment Institution	x		
RMB Assessoria e Consultoria Empresarial e Contábil EIRELI	Business consulting			x
Sensedia	Integration Solutions			x
Serasa S.A.	Information Services			x
Sercomtel S.A. Telecomunicações	Telecommunication services			x
Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. (CERC)	Data Processing			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x
Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Tecnologia Bancária (TECBAN)	ATM's	x		
Tekno S.A. Indústria e Comércio	Metal Product Manufacturing			x
Telet S.A.	Telephone company			x
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Tozzini Freire Advogados	Advocacy			x
Totvs S.A.	Technology			x
Unibanco – União de Bancos Brasileiros	Multiple-service banking, with commercial portfolio	x		
Universidade Estadual de Campinas (UNICAMP)	Education institution			x
Vale S.A.	Mining company			x

Ventor Investimentos Ltda.	Fund management services by contract or commission			x
W.I.L.L. – Women in Leadership in Latin America	International non-profit organization			x
XP Inc.	Holding company			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x
Yazbek Advogados	Advocacy			x

Other Significant Information of Item 12.12

a) Regarding meetings held in the past three (3) years, we inform as follows:

Year	Type of meeting	Date/Time	Quorum
2021	Annual and Extraordinary	04.27.2021 – 11:00 a.m. and 11:10 a.m.	91.96% of common shares and 31.65% of preferred shares
2021	Extraordinary	01.31.2021 – 11:00 a.m.	More than 90% of common shares
2020	Annual	04.28.2020 – 11:00 a.m.	More than 90% of common shares and 31.75% of preferred shares
2019	Annual	04.24.2019 – 11:00 a.m.	More than 90% of common shares and 29.08% of preferred shares
2018	Annual and Extraordinary	04.25.2018 – 11:00 a.m.	More than 90% of common shares and 28.28% of preferred shares
2018	Extraordinary	07.27.2018 – 15:00 p.m.	More than 90% of common shares

b) Audit Committee

The Audit Committee has autonomy to establish and contract training activities.

In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies a department in need of training, it contracts training to meet a specific need for the area or its members.

Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants.

During 2018, the members of the Audit Committee participated in training sessions on the following topics: Cloud Computing and stage of implementation of the Basel III standards in Brazil. Additionally, the Committee performed a benchmark on risk management in digital environments with financial institutions, technology and consulting companies in the United States of America and on the performance of the Audit Committee, internal audit and second-line areas of defense and with Spanish financial companies with international operations.

In 2019, the Audit Committee promoted specific training on anti-money laundering (AML) with the attendance of its members and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management.

In the years 2018, 2019 and 2020, some of its members, individually, also participated in trainings on accounting, corporate governance, ethics, financial and external audit topics.

c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors Based on the responsibilities established in its Regulations and the assessment of the main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Executive Board. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time. Throughout the years 2018, 2019 and 2020, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk, and Internal Control departments, to monitor the outcomes of the work carried out by these departments, as well as bimonthly meetings to monitor the operation of Itaú CorpBanca in Chile and its subsidiaries. Also, during these years, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman’s Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, the Audit Committee has held, since 2021, a private meeting with the CEO of Itaú Unibanco Holding S.A., and continues to hold, as for several years, a joint meeting with the with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation of the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls. The Audit Committee holds a joint meeting with the members of the Fiscal Council of Itaú Unibanco Holding SA at least on an annual basis, in which it presents its findings on Itaú Unibanco’s consolidated financial statements as of the year ended in December of each year or other topics of the Fiscal Council interest. Relationship between the Board of Directors and the Fiscal Council The Fiscal Council participates in the Board of Directors’ meeting, in which the Issuer’s annual financial statements are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or the Statutory Committees that support the Board of Directors, such as: ï,· Management Report, Form 20-F, Reference Form, and Integrated Annual Report; ï,· Changing and creating new policies;

Opinions on the performance of Itaú Unibanco’s securities and the best practices from market agents, including investors, credit rating agencies, and ESG1, corporate governance, analysts, and trade associations; ï,· Share bonus and share splits; ï,· Analyzing the trading of the parties adhering to the Securities Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares materials, to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries. 1 Environmental, Social and Corporate Governance d) In 2020, we developed the following training activities: Training Audience Frequency Adherence Proposal for 2021 Ethics e-learning course Up to executive officers Biennial 94% Continue with the biennial cycle Anti-corruption e- learning course Up to executive officers Biennial 92% Continue with the biennial cycle Ethics in workplace workshop Managers and coordinators Specific dates 92.53% Continue in 2021 on a mandatory basis for new coordinators Adherence to Code of Ethics (#) Up to Board of Directors Annual 93.49% Unified statement comprising Codes of Conduct and corporate integrity policies Risk Culture program Managerial level (with or without management) Specific dates 98% Those unable to attend in person will attend the course online. Risk Culture program Coordination level up to trainee Annual 89% Continue in 2021 until we reach 100% of audience Anti-Money Laundering and Counter Terrorist Financing e- learning course Up to executive officers Biennial 93% Continue with the biennial cycle In-person/virtual talk on the prevention of illegal acts (PLD and corruption prevention) Board of Directors Biennial 100% New talk about or topic

e) In 2020, the Internal Ombudsman’s Office received 2,016 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees. In order to guide and discipline any employees who show conduct contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company has implemented guiding/disciplinary measures to those involved in reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c